BUCKHEAD COMMUNITY BANCORP, INC.

415 East Paces Ferry Road

Atlanta, Georgia 30305

(404) 504-2548

October 17, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20002

Attn: Jessica Livingston

Re:	Buckhead Community Bancorp, Inc.

Registration Statement filed on Form S-4

Registration No. 333-144138

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Registration Statement to 5:00 p.m. on October 19, 2007, or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel Kenneth M. Achenbach at (404) 572-6808 or M. Todd Wade at (404) 572-6694 at Powell Goldstein LLP if you have any questions concerning this request.

BUCKHEAD COMMUNITY BANCORP, INC.

By:	/s/ Marvin Cosgray
Marvin Cosgray President and Chief Executive Officer